UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th July 2010	By	/S/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th July 2010 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about unaudited first quarter results of the Bank for the quarter ended 30th June, 2010.

July 19, 2010

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the first quarter ended 30th June 2010

We attach herewith two files containing the unaudited financial results of the Bank for the first quarter ended 30th June 2010 as approved by the Board of Directors at its meeting held today i.e. on 19th July 2010 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2010

(Rs. in lacs)

	Particulars	Quarter ended 30.06.2010	Quarter ended 30.06.2009	Year ended 31.03.2010
		Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	442015	409310	1617291
	a) Interest/discount on advances/bills	331052	301775	1209828
	b) Income on Investments	105322	103344	398129
	c) Interest on balances with Reserve Bank of India and other inter bank funds	4227	3551	8096
	d) Others	1414	640	1238
2	Other Income	93988	104365	380761
3	A) TOTAL INCOME (1) + (2)	536003	513675	1998052
4	Interest Expended	201901	223752	778630
5	Operating Expenses (i) + (ii)	159231	138058	576450
	i) Employees cost	66707	55934	228918
	ii) Other operating expenses	92524	82124	347532
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	361132	361810	1355080
7	Operating Profit before Provisions and Contingencies (3) - (6)	174871	151865	642972
8	Provisions (Other than tax) and Contingencies	55502	65882	214059
9	Exceptional Items	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	119369	85983	428913
11	Tax Expense	38198	25372	134044
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	81171	60611	294869
13	Extraordinary items (net of tax expense)	—	—	—
14	Net Profit / (Loss) (12-13)	81171	60611	294869
15	Paid up equity share capital (Face Value of Rs.10/- each)	45969	42618	45774
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			2106185
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.3%	15.4%	17.4%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	17.7	14.2	67.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	17.4	14.1	66.9
	(iv) NPA Ratios
	(a) Gross NPAs	179121	216345	181676
	(b) Net NPAs	41251	65646	39205
	(c) % of Gross NPAs to Gross Advances	1.21%	2.05%	1.43%
	(d) % of Net NPAs to Net Advances	0.3%	0.6%	0.3%
	(v) Return on assets (average) - not annualized	0.4%	0.3%	1.5%
18	Public Shareholding
	- No. of shares	351047483	343740266	349100052
	- Percentage of Shareholding	76.4%	80.7%	76.3%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—
	(b) Non - encumbered
	- No. of shares	108643220	82443000	108643220
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.6%	19.3%	23.7%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

Particulars		Quarter ended 30.06.2010	Quarter ended 30.06.2009	Year ended 31.03.2010
		Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	117349	137569	462282
b)	Retail Banking	413722	384334	1556173
c)	Wholesale Banking	242034	211508	816204
d)	Other banking operations	56341	54246	231993
e)	Unallocated	—	—	—
	Total	829446	787657	3066652
	Less: Inter Segmental Revenue	293443	273982	1068600

	Income from Operations	536003	513675	1998052

2	Segment Results
a)	Treasury	4917	40415	67348
b)	Retail Banking	65167	14379	159680
c)	Wholesale Banking	49699	37970	197862
d)	Other banking operations	20122	7429	60191
e)	Unallocated	(20536)	(14210)	(56168)

	Total Profit Before Tax	119369	85983	428913

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	5885530	5937352	6261665
b)	Retail Banking	(5278465)	(3898529)	(4327632)
c)	Wholesale Banking	1858397	(224274)	67399
d)	Other banking operations	395037	380991	384581
e)	Unallocated	(2860499)	(2195540)	(2386013)

	Total	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	The above results have been approved by the Board at its meeting held on July 19, 2010.

2	During the quarter ended June 30, 2010, the Bank allotted 19,47,431 shares pursuant to the exercise of stock options by certain employees.

3	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4	Floating Provisions have been classified under Tier 2 capital as on June 30, 2010. These provisions were hitherto netted off from Gross NPAs in arriving at Net NPAs.

5	As on June 30, 2010, the total number of branches (including extension counters) and the ATM network stood at 1725 branches and 4393 ATMs respectively.

6	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2010: Opening : Nil ; Additions : 318 ; Disposals : 318 ; Closing position : Nil.

7	These results for the quarter ended June 30, 2010, have been subjected to a "Limited Review" by the Statutory Auditors of the Bank.

8	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period's classification.

9	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : July 19, 2010	Managing Director

		(Rs. in lacs	)
Summarised Balance Sheet	As at 30.06.2010	As at 30.06.2009
CAPITAL AND LIABILITIES
Capital	45969	42618
Equity Share Warrants	—	40092
Reserves and Surplus	2206494	1488879
Employees' Stock Options (Grants) Outstanding	291	535
Deposits	18303333	14573244
Borrowings*	1149172	943230
Other Liabilities and Provisions	1620067	1522907

Total	23325326	18611505

ASSETS
Cash and balances with Reserve Bank of India	1490919	1181227
Balances with Banks and Money at Call and Short notice	332194	186630
Investments	6077681	6031075
Advances	14624835	10378519
Fixed Assets	215879	196629
Other Assets	583818	637425

Total	23325326	18611505

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs.630655 lacs as on June 30, 2010 (previous year: Rs.638315 lacs).

Exhibit I

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS

(INDIAN GAAP)

FOR THE PERIOD APRIL TO JUNE 2010

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended June 30, 2010 at its meeting held in Mumbai on Monday, July 19, 2010. The accounts have been subjected to a limited review by the Bank’s statutory auditors.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2010

For the quarter ended June 30, 2010, the Bank’s total income was Rs. 5,360.0 crores as against Rs. 5,136.8 crores for the quarter ended June 30, 2009. Net revenues (net interest income plus other income) were Rs. 3,341.0 crores for the quarter ended June 30, 2010, an increase of 15.2% over Rs. 2,899.2 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs. 4,093.1 crores in the quarter ended June 30, 2009 to Rs. 4,420.2 crores in the quarter ended June 30, 2010. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2010 grew by 29.4% to Rs. 2,401.1 crores, driven by average asset growth of 23.2% and a net interest margin (NIM) of 4.3% as against a core NIM of 4.2% for the quarter ended June 30, 2009.

Other income (non-interest revenue) for the quarter ended June 30, 2010 was at Rs. 939.9 crores, primarily contributed by fees and commissions of Rs. 745.7 crores (up 14.9% over Rs. 649.3 crores in the quarter ended June 30, 2009) and foreign exchange/derivative revenues of Rs. 171.8 crores (up 24.7% over Rs. 137.8 crores in the quarter ended June 30, 2009). Profit on revaluation/sale of investments for the quarter ended June 30, 2010 was significantly lower at Rs. 21.5 crores as against Rs. 256.0 crores for the quarter ended June 30, 2009. Operating expenses for the quarter ended June 30, 2010 were up 15.3% to Rs. 1,592.3 crores and were stable at 47.7% of net revenues. On account of the improvement in asset quality, provisions and contingences reduced from Rs. 658.8 crores for the quarter ended June 30, 2009 to Rs. 555.0 crores (including loan loss provisions of Rs. 365.1 crores) for the quarter ended June 30, 2010. Profit before tax for the quarter ended June 30, 2010 increased by 38.8% over the corresponding quarter ended June 30, 2009 to Rs. 1,193.7 crores. After providing Rs. 382.0 crores for taxation, the Bank earned a Net Profit of Rs. 811.7 crores, an increase of 33.9% over the corresponding quarter ended June 30, 2009.

Balance Sheet: As of June 30, 2010

The Bank’s total balance sheet size increased by 25.3% to touch Rs. 233,253 crores as of June 30, 2010. Total deposits were Rs. 183,033 crores, up by 25.6% over June 30, 2009. With Savings account deposits at Rs. 53,869 crores and Current account deposits at Rs. 36,169 crores as of June 30, 2010, CASA deposits registered a growth of 37% over June 30, 2009. The CASA mix was therefore at 49.2% of total deposits as at June 30, 2010. Gross advances grew by 40.2% over June 30, 2009 to Rs. 147,620 crores. Of this, around 10% increase in advances was due to short-term, one-off movements in wholesale loans. Retail loans grew by 24.4% over June 30, 2009 to Rs. 76,068 crores and constituted 51.5% of gross advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at June 30, 2010 (computed as per Basel 2 guidelines) remained strong at 16.3%, as against 15.4% as of June 30, 2009 and against the regulatory minimum of 9%. Tier-I CAR was 12.4% as of June 30, 2010 as against 10.6% as of June 30, 2009.

BUSINESS UPDATE:

As of June 30, 2010, the Bank’s distribution network was 1,725 branches and 4,393 ATMs in 780 cities as against 1,416 branches and 3,382 ATMs in 550 cities as of June 30, 2009.

Portfolio quality as of June 30, 2010 remained healthy with gross non-performing assets (NPAs) at 1.2% of gross advances and net non-performing assets at 0.3% of net advances (as against 2.1% gross NPA and 0.6% net NPA ratios as of June 30, 2009). The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA provision coverage ratio (excluding write-offs) was at 77% as of June 30, 2010 as compared to 70% as of June 30, 2009. Total restructured assets, including applications received for loan restructuring were 0.3% of the bank’s gross advances as of June 30, 2010. Of this amounts categorized as standard assets were 0.2% of the bank’s gross advances.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.